July 30, 2021

Via EDGAR Submission

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:	David Burton
Daniel Gordon
Chris Edwards
Laura Crotty

Re:	Procaps Group, S.A.
Registration Statement on Form F-4
Filed June 21, 2021
File No. 333-257222

Ladies and Gentlemen:

Procaps Group, S.A. (the “Company”) previously submitted a draft registration statement on Form F-4 to the Securities and Exchange Commission (the “SEC”) on June 21, 2021 (the “Registration Statement”).

On behalf of the Company, we are writing to respond to the comments set forth in the comment letter (the “Comment Letter”) from the staff of the SEC (the “Staff”) dated July 16, 2021. The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in bold). Simultaneously with the submission of this letter, the Company is filing Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”) in response to the Staff’s comments.

Registration Statement on Form F-4

Letter to Shareholders, page 0

1.	Given that the Nasdaq listing condition is waivable, please revise the letter to shareholders to prominently disclose that shareholders will not have certainty at the time they vote regarding whether the Holdco Ordinary Shares and Holdco Warrants will be listed on a national securities exchange following the business combination. Also, revise the risk factor on page 76 to reflect that the Nasdaq listing condition may be waived.

In response to the Staff’s comment, the Company has revised its disclosure in the letter to shareholders and on page 78 of the Amended Registration Statement.

Securities and Exchange Commission

July 30, 2021

2.	Please clearly quantify the transaction consideration and valuation of Procaps in the letter to shareholders and Summary of the Proxy Statement/Prospectus.

In response to the Staff’s comment, the Company has revised its disclosure in the letter to shareholders and page 34 of the Amended Registration Statement.

Market and Industry Data, page 1

3.	You state that you have not independently verified the third-party data set forth in your prospectus. Please note that you are responsible for the entire contents of the registration statement. As this statement may imply an inappropriate disclaimer of responsibility with respect to third-party information, please delete the statement or revise to specifically state that you are liable for such information.

In response to the Staff’s comment, the Company has revised its disclosure on page 1 of the Amended Registration Statement.

Summary of Proxy Statement/Prospectus

Interest of Certain Persons in the Business Combination, page 40

4.	Please quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination. Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for the company’s officers and directors, if material.

In response to the Staff’s comment, the Company has revised its disclosure on pages 21, 41, 91, 107 and 126 of the Amended Registration Statement.

5.	In the Summary please quantify the purchase price per share paid by the initial shareholders, as you have done on pages 109 and 226.

In response to the Staff’s comment, the Company has revised its disclosure on pages 21, 41, 91, 107 and 126 of the Amended Registration Statement.

Impact of the Business Combination on Holdco’s Public Float, page 41

6.	Please revise your disclosure to show the potential impact of redemptions on the share ownership of non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.

In response to the Staff’s comment, the Company has revised its disclosure on pages 18, 43 and 44 of the Amended Registration Statement.

Selected Historical Financial Data of Union, page 51

7.	Please reconcile the amount recorded for March 31, 2021 Total Liabilities and Shareholders’ (Deficit) Equity to Total Assets and make appropriate revisions.

In response to the Staff’s comment, the Company has revised its disclosure on page 54 of the Amended Registration Statement.

Securities and Exchange Commission

July 30, 2021

Risk Factors, page 61

8.	Please disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.

In response to the Staff’s comment, the Company has revised its disclosure on page 79 of the Amended Registration Statement.

The Holdco Ordinary Shares to be received by Union’s shareholders as a result of the Business Combination..., page 87

9.	Please revise the above referenced risk factor to discuss the material differences between Cayman Islands law and Luxembourg law and the risks presented thereby.

In response to the Staff’s comment, the Company has revised its disclosure on pages 89 and 90 of the Amended Registration Statement.

The Sponsors and Union’s executive officers and directors have potential conflicts of interest...,page 88

10.	Please highlight the risk that the sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate. Please also clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.

In response to the Staff’s comment, the Company has revised its disclosure on pages 21, 41, 91, 107 and 126 of the Amended Registration Statement.

Unaudited Pro Forma Condensed Combined Statement of Operations, page 95

11.	We note that the transaction accounting adjustments under Scenario 1 for the weighted average shares outstanding have been erroneously keyed to adjustment “(6)” rather than adjustment “(5)” on page 101. This also applies to the transaction accounting adjustment under Scenario 2. In further reference to Scenario 2, please reconcile the number of weighted average shares outstanding of non-redeemable ordinary shares in the pro forma combined column to the table on page 102.

In response to the Staff’s comment, the Company has revised its disclosure on pages 99 and 106 of the Amended Registration Statement.

Securities and Exchange Commission

July 30, 2021

The Background of the Business Combination, page 109

12.	Please revise your disclosure throughout this section to provide greater detail as to the background of the transaction, including the material issues discussed and key negotiated terms. The disclosure should provide shareholders with an understanding of how, when, and why the material terms of your proposed transaction evolved and why this transaction is being recommended as opposed to any alternatives. In your revised disclosure, please ensure that you address the following:

●	the material terms for any proposals and subsequent proposals and counter offers;

●	negotiation of the transaction documents and the parties involved;

●	valuations; and

●	at what point other strategic alternatives were eliminated from consideration.

Please also discuss the negotiations surrounding the extension of the time period for completing a business combination transaction.

In response to the Staff’s comment, the Company has revised its disclosure on pages 115, 116, 117, 118, 121, 122, 124 and 125 of the Amended Registration Statement.

13.	Please clarify on whose behalf Greenhill was acting when it provided Union with an overview of Procaps on October 8, 2020. Please also identify the individuals that were present at this meeting as well as the Procaps shareholders that participated in the private discussions with Greenhill on October 19, 2020.

In response to the Staff’s comment, the Company has revised its disclosure on pages 115 and 116 of the Amended Registration Statement.

14.	Please provide additional detail regarding how the parties came to the initial valuation multiples for Procaps included in the December 10, 2020 letter of intent. Please also describe the negotiations surrounding the final multiples agreed upon by the parties.

In response to the Staff’s comment, the Company has revised its disclosure on pages 116, 117, 118 and 119 of the Amended Registration Statement.

15.	We note the following statement on page 111: “During that same meeting, Mr. Minski explained that Procaps has been capital constrained, which has been the main hamper on growth.” Please provide further context to this statement and explain how these capital constraints factored into the prospective financial information provided to and considered by Union’s board of directors in determining whether to recommend the transaction to shareholders.

In response to the Staff’s comment, the Company has revised its disclosure on page 117 of the Amended Registration Statement.

Union’s Board of Directors’ Reasons for the Approval of the Business Combination Market Valuation of Comparable Companies, page 119

16.	Please expand the disclosure to provide criteria used in selecting comparable companies. Discuss how you considered factors such as stage of life cycle, size and financial leverage when selecting the comparable companies. Advise us as to whether any companies meeting the selection criteria were excluded from the board’s analysis and revise your disclosure as appropriate to explain any such exclusion.

In response to the Staff’s comment, the Company has revised its disclosure on page 125 of the Amended Registration Statement.

Certain Unaudited Procaps Prospective Financial Information, page 122

17.	Please tell us how the compound annual growth rates shown for the prospective financial information compare to the historical compound annual growth rates for Procaps.

In response to the Staff’s comment, the Company has revised its disclosure on page 130 of the Amended Registration Statement.

Securities and Exchange Commission

July 30, 2021

18.	We note your statements throughout the prospectus that Procaps develops an average of over 50 new products per year. We also note that the prospective non-financial information regarding Procaps for 2021, 2022, and 2023 on page 127 forecasts far greater than 50 new product launches for each period. Please explain the assumptions underlying these projections. In addition, please clarify the meaning of footnote 1 to the new product launch table.

In response to the Staff’s comment, the Company has revised its disclosure on pages 15, 124, 133, 134, 171, 173, 184 and 195 of the Amended Registration Statement to clarify that (i) the average of over 50 new products per year disclosed in the Registration Statement refers to first time launch products, a subset of “new products” that does not include existing products being sold into a new geographic area and subject to different regulatory authorities, and (ii) the average of new products developed (which includes existing products being sold into a new geographic area and subject to different regulatory authorities) per year is over 150 new products. Additionally, in response to the Staff’s comment, the Company has revised its disclosure on page 134 of the Amended Registration Statement to explain the assumptions underlying the projections of new product launches for 2021, 2022 and 2023.

Material U.S. Federal Income Tax Considerations, page 147

19.	We note that a tax opinion will be filed as Exhibit 8.1. Please revise the tax disclosure in your registration statement to clearly identify the named counsel providing the opinion. We may have further comment once we review your tax opinion. For guidance, please refer to Section III of Staff Legal Bulletin No. 19.

In response to the Staff’s comment, the Company has revised its disclosure on page 154 of the Amended Registration Statement.

Business of Procaps and Certain Information about Procaps, page 164

20.	We note your disclosure that you develop an average of over 50 new products per year. Please clarify how many of these products are developed for third parties and how many of these products require clinical testing and regulatory approval prior to commercialization. To the extent any of these products received regulatory approval, please identify the jurisdictions in which such approval was obtained.

In response to the Staff’s comment, the Company has revised its disclosure on page 173 of the Amended Registration Statement.

Securities and Exchange Commission

July 30, 2021

Rx Pharmaceutical Products -- Farma Procaps and Clinical Specialties

Products, page 168

21.	We note your statement here and elsewhere in the prospectus that you have received final approval from drug regulatory health authorities for a certain number of products during the year ended December 31, 2020 and 2019. Please disclose in which jurisdictions your products have been approved, how many products have been approved in each jurisdiction and the regulatory agency that granted the approval.

In response to the Staff’s comment, the Company has revised its disclosure on pages 173, 177, 178 and 180 of the Amended Registration Statement.

Intellectual Property, page 176

22.	We note the disclosure that Procaps has been granted 39 patents and has 35 patents pending approval. Please revise your disclosure to disclose the specific products or technologies to which the patents relate, the type of patent protection obtained (composition of matter, use or process), the jurisdiction of the patents and the expiration of each. If the patent is licensed from a third party pursuant to a license agreement, please specify.

In response to the Staff’s comment, the Company has revised its disclosure on pages 185, 186 and 187 of the Amended Registration Statement.

Management of Procaps, page 181

23.	Please include the information in Item 6.A of Form 20-F for the individuals named as director nominees.

In response to the Staff’s comment, the Company has revised its disclosure on pages 192, 240 and 241 of the Amended Registration Statement. Additionally, the Company supplementary informs the Staff that it has made no determination as to who will be the seventh nominee to the Company’s board of directors. Once that determination has been made, the Company will amend the Amended Registration Statement accordingly.

Business of Union and Certain Information About Union

Directors and Executive Officers, page 215

24.	We note that four of the five members of Union’s board of directors are also directors of Union Acquisition Corp. III’s board. Please address this potential conflict of interest in both the Risk Factors and Conflicts of Interest sections, and discuss whether it impacted your search for an acquisition target in relation to Union II. In addition, please clarify how the board of Union II considered this conflict in negotiating and recommending the business combination with Procaps.

In response to the Staff’s comment, the Company has revised its disclosure on page 94 of the Amended Registration Statement.

* * * * * * * * *

Securities and Exchange Commission

July 30, 2021

We hope that the above has been responsive to the Staff’s comments. Should you have any questions relating to the foregoing, please feel free to contact the undersigned at (954)768-8210 or perezf@gtlaw.com.

Very truly yours,

Flora Perez, Esq.

cc:	Ruben Minski, Procaps Group, S.A.
Alan Annex, Antonio Peña, Greenberg Traurig, P.A.
Kyle Bransfield, Dan Fink, Union Acquisition Corp. II
Jeffrey Cohen and Matthew S. Poulter, Linklaters LLP